NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 24, 2019, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on May 24, 2019, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The reorganization of Oppenheimer S&P Ultra Dividend Revenue ETF into Invesco S&P Ultra Dividend Revenue ETF became effective after the close on May 24, 2019. Shareholders of Oppenheimer S&P Ultra Dividend Revenue ETF received a number of shares of beneficial interest of Invesco S&P Ultra Dividend Revenue ETF equal in value to the value of the shares of the holders' Oppenheimer S&P Ultra Dividend Revenue ETF held immediately prior to the closing of the reorganization.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 28, 2019.